CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee[1]

Inflation-Coupon/Commodity-Linked Securities due 2008	$1,024,000	$109.57

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $109.57 fee with respect to the $1,024,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $1,402,123.36 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 59 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated June 23, 2006
Rule 424(b)(2)

$1,024,000

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes

Inflation-Coupon/Commodity-Linked Securities due December 30, 2008
Based on the Performance of the Dow Jones–AIG Commodity IndexSM

Unlike ordinary debt securities, the securities do not guarantee any return of principal at maturity. Instead, at maturity, the securities will pay an amount in cash that may be more or less than the principal amount of the securities and that is proportionate to the performance, whether positive or negative, of the Dow Jones–AIG Commodity IndexSM, which we refer to as the Index, over the term of the securities. In addition, the securities will pay a variable monthly coupon based on the year-over-year increase, if any, in the Consumer Price Index.

The principal amount and issue price of each security is $1,000.

Interest - the amount of interest payable on the securities will be linked to year-over-year increases, if any, in the non- seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which we refer to as the Consumer Price Index or CPI, as described in this pricing supplement. Interest, if any, will be paid on the 30th of each month beginning July 2006.

Payment at maturity – the amount you will receive at maturity will be based proportionally on the performance, whether positive or negative, of the Index over the term of the securities.

If at maturity the final Index value is greater than the initial Index value, you will receive for each $1,000 principal amount of securities that you hold, a payment equal to $1,000 plus a supplemental redemption amount equal to $1,000 times the Index percentage increase.

° The Index percentage increase will be equal to (i) the final Index value less the initial Index value divided by (ii) the initial Index value.

If at maturity the final Index value is less than or equal to the initial Index value, you will receive for each $1,000 principal amount of securities that you hold, a payment equal to $1,000 times the Index percentage remainder. If the Index has declined, the amount you will receive may be significantly less than the principal amount of your securities and could be zero.

° The Index percentage remainder will equal the final Index value divided by the initial Index value.

° The initial Index value is 166.766, the settlement value of the Index, as displayed on Reuters page AIGCI1 on June 23, 2006, the day we priced the securities for initial sale to the public.

° The final Index value will equal the settlement value of the Index, as displayed on Reuters page AIGCI1 or its successor page on December 18, 2008, which we refer to as the valuation date.

The securities will not be listed on any securities exchange.

The CUSIP number for the securities is 61746SCS6.

You should read the more detailed description of the securities in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Securities.”

The securities involve risks not associated with an investment in conventional debt securities, including the risk that you may not receive any interest during the term of the securities and may receive less than the principal amount of the securities at maturity. See “Risk Factors” beginning on PS- 11.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100%

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per security	100%	2%	98%
Total	$1,024,000	$20,480	$1,003,520

(1) For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

     For a description of certain restrictions on offers, sales and deliveries of the securities and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the securities, see the section of this pricing supplement called “Description of Securities—Supplemental Information Concerning Plan of Distribution.”

     No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the securities we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

     The securities offered are medium-term debt securities of Morgan Stanley. The return on the securities at maturity is linked to the performance of the Dow Jones–AIG Commodity IndexSM, which we refer to as the Index and the return of principal is not guaranteed. Investors could lose their entire investment. The securities will pay a coupon based on year-over-year changes in the Consumer Price Index.

     “Dow JonesSM,” “AIG®” and “Dow Jones – AIG Commodity IndexSM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by Morgan Stanley.

Each security costs $1,000	We, Morgan Stanley, are offering you Inflation-Coupon/Commodity-Linked Securities due December 30, 2008, Based on the Performance of the Dow Jones– AIG Commodity IndexSM, which we refer to as the securities. The principal amount and issue price of each security is $1,000.

The original issue price of the securities includes the agent’s commissions paid with respect to the securities and the cost of hedging our obligations under the securities. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the original issue price of the securities reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the securities. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Securities—Use of Proceeds and Hedging.”

Interest linked to changes in the CPI	We will pay interest on the securities at a rate linked to the year-over-year increase, if any, in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which we refer to as the Consumer Price Index or the CPI, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, which we refer to as the BLS, and published on Bloomberg CPURNSA or any successor service.

The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these securities is the 1982-1984 average.

Interest will be paid on the 30th day of each month (except for February, when interest will be paid on the 28th), beginning July 30, 2006. The interest rate for each monthly interest payment period during the term of the securities will be determined on the 30th day of each month (except for February, when the interest rate will be determined on the 28th), beginning June 30, 2006, which we refer to as the interest determination dates. The interest rate for the securities for each interest payment period will be the rate determined as of the applicable interest determination date pursuant to the following formula:

CPIt —CPI t-12
Interest Rate	=
CPIt-12
where:

CPIt	=	CPI for the applicable reference month, as published on Bloomberg
CPURNSA; and
CPIt-12	=	CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA.

CPIt for any interest determination date is the CPI for the third calendar month prior to the month of such interest determination date, as published and reported in the second calendar month prior to such interest determination date, which we refer to as the reference month. For example, for the interest payment period from and including June 30, 2006 to but excluding July 30, 2006, CPIt will be the CPI for March 2006 (the reference month), and CPIt-12 will be the CPI for March 2005 (which is the CPI for the twelfth month prior to the reference month). The CPI for March 2006 was reported by the BLS and published on Bloomberg CPURNSA in April 2006, and the CPI for March 2005 was reported and published in April 2005.

If the CPI for any month in successive years does not increase, which is likely to occur when there is little or no inflation, or in periods of deflation, investors will not receive any interest for the related interest payment period. However, in no case will the interest rate for the securities for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum. The amount of interest payable on the securities on each interest payment date will be calculated on an actual/actual day count basis.

On PS-9, we have provided examples of hypothetical interest payments on the securities and a table of monthly historical CPI levels for the period October 1999 to May 2006. You cannot predict future CPI levels based on its historical performance.

No guaranteed return of principal; return linked to the performance of the Index	Unlike ordinary debt securities, the securities do not guarantee repayment of the principal amount at maturity. Instead, your return at maturity will be an amount that will be more or less than the principal amount of the securities based on the performance, whether positive or negative, of the Index, as described below under “Payment at Maturity”.

The Index	The Index is designed to be a diversified benchmark for commodities as an asset class. The Index is composed of nineteen futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc contracts, which trade on the London Metal Exchange. The Index reflects the return of its underlying commodity price movements. The Index was designed by AIG Financial Products Corp., or AIG-FP, and is calculated by Dow Jones & Company, Inc. in conjunction with AIG-FP. For further information regarding the Index, see “Description of Securities —The Index.”

Payment at Maturity

No Principal Protection

At maturity, we will pay you the final interest payment, if any, plus an amount in cash based on the percentage change, whether positive or negative, in the final Index value from the initial Index value. There is no guaranteed return of your principal.

Payment at Maturity
Linked to the Performance of the Index

Your payment at maturity will be calculated as follows:

If the final Index value is greater than the initial Index value, you will receive $1,000 plus the supplemental redemption amount where:

the supplemental redemption amount will equal $1,000 times the Index percentage increase; and

the Index percentage increase will equal (i) the final Index value minus the initial Index value divided by (ii) the initial Index value and where:

  the initial Index value is 166.766, the settlement value of the Index, as displayed on Reuters page AIGCI1 on June 23, 2006, the day we priced the securities for initial sale to the public;

  the final Index value will equal the settlement value of the Index on the valuation date, as displayed on Reuters page AIGCI1, or its successor page, or as otherwise calculated upon the occurrence of certain market disruption events; and

  the valuation date will be December 18, 2008.

If the final Index value is less than, or equal to, the initial Index value, you will receive $1,000 times the Index percentage remainder where:

the Index percentage remainder will equal the final Index value divided by the initial Index value.

If the final Index value on the valuation date is less than, or equal to, the initial Index value, you will receive an amount at maturity which may be significantly less than the principal amount of the security, and could be zero.

You can review a table of the historical settlement values of the Index for each calendar quarter in the period from January 1, 2001 through June 23, 2006 and a related graph in this pricing supplement under “Description of Securities—Historical Index Information”. You cannot predict the future performance of the Index based on its historical performance.

MSCS will be the calculation agent	We have appointed our affiliate, Morgan Stanley Capital Services Inc., which we refer to as MSCS, to act as calculation agent for JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), the trustee for our senior securities. As calculation agent, MSCS has determined the initial Index value and will determine the monthly interest rate, if any, payable on the securities and the final Index value and calculate the amount payable at maturity, including the supplemental redemption amount, if any.

Because the characterization of the securities for U.S. federal income tax purposes is uncertain, the material U.S. federal income tax consequences of an investment in the securities are uncertain

You should also consider the U.S. federal tax consequences of investing in the securities. There is no direct legal authority as to the proper tax treatment of the securities, and consequently our counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Therefore, significant aspects of the tax treatment of the securities are uncertain. Pursuant to the terms of the securities, you have agreed with us to treat a security as a unit consisting of (i) a financial contract, pursuant to which you agree to pay a certain amount to us at maturity or upon acceleration in exchange for a cash payment that is based substantially upon the performance of the Index, and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the financial contract, as described in “Description of Securities —United States Federal Income Taxation—General.” Under this treatment, the deposit will be subject to the “original issue discount” rules and a U.S. taxable investor will be subject to annual income tax on an amount greater than the cash coupon actually paid, if any, on the securities. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the securities, the timing and character of income on the securities may differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the section “Description of Securities—United States Federal Income Taxation.”

If you are a foreign investor, please read the section of this pricing supplement called “Description of Securities—United States Federal Income Taxation—Non-U.S. Holders” for a discussion of the withholding tax consequences of an investment in the securities.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the securities

The securities are senior securities issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated January 25, 2006 and accompanying prospectus dated January 25, 2006. We describe the basic features of this type of security in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities”.

Because this is a summary, it does not contain all the information that may be important to you. For a detailed description of the terms of the securities, you should read the “Description of Securities” section in this pricing supplement. You should also read about some of the risks involved in investing in securities in the section called “Risk Factors.” The tax treatment of investments in commodity-linked securities such as these differs from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Securities—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the securities.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYMENTS AT MATURITY AND INTEREST PAYMENTS ON THE SECURITIES

Payment at Maturity

     At maturity, if the final Index value on the valuation date is greater than the initial Index value, we will pay to you for each $1,000 principal amount of securities that you hold at maturity an amount in cash equal to $1,000 plus a supplemental redemption amount equal to $1,000 times the Index percentage increase. The Index percentage increase will be equal to (i) the final Index value less the initial Index value divided by (ii) the initial Index value.

     If the final Index value on the valuation date is equal to, or less than, the initial Index value, you will receive for each $1,000 principal amount of securities that you hold at maturity an amount in cash equal to $1,000 times the Index percentage remainder. The Index percentage remainder will equal the final Index value divided by the initial Index value. The amount you will receive may be significantly less than the principal amount of your securities and could be zero.

     Presented below are hypothetical examples showing how the payout on the securities, including the supplemental redemption amount, if any, is calculated. The examples below exclude the final monthly interest payment, if any, payable at maturity.

EXAMPLE 1: The final Index value is 25% greater than the initial Index value.

Initial Index value:	166.766
Hypothetical final Index value:	208.458

     Because the hypothetical final Index value is greater than the initial Index value, at maturity you would receive for each $1,000 principal amount of securities which you hold, $1,000 plus the supplemental redemption amount calculated as follows:

Supplemental redemption amount	=	$1,000	x	Index percentage increase

     where:

(final Index value – initial Index value)
Index percentage increase	=
initial Index value

     Therefore, using the initial Index value and the above hypothetical final Index value, the Index percentage increase would equal:

(208.458– 166.766)
Index percentage increase	=		=	0.25	=	25%
166.766

     Accordingly, your payment at maturity would be for each $1,000 principal amount of securities which you hold, $1,000 plus a supplemental redemption amount calculated as:

Supplemental redemption amount	=	$1,000 x 25%

	=	$250

     In this example, the hypothetical final Index value increased 25% over the initial Index value. Therefore, the supplemental redemption is $250 and the total payment at maturity per security will equal $1,250.

EXAMPLE 2: The final Index value is 25% less than the initial Index value.

Initial Index value:	166.766
Hypothetical final Index value:	125.075

     Because the hypothetical final Index value is less than the initial Index value, at maturity you would receive for each $1,000 principal amount of securities which you hold, $1,000 times the Index percentage remainder.

     The Index percentage remainder will be calculated as follows:

final Index value
Index percentage remainder	=
initial Index value

     Therefore, using the initial Index value and the above hypothetical final Index value, the payment at maturity would equal:

125.075
Payment at maturity	=	$1,000	x		=	$750
166.766

In this example, the hypothetical final Index value was less than the initial Index value and you would have received at maturity for each $1,000 principal amount of securities which you held, an amount reflecting the proportionate decrease of the hypothetical final Index value from the initial Index value. As the hypothetical final Index value was 25% less than the initial Index value, you would have received a total payment at maturity per security equal to only 75% of the principal amount of the securities, or $750. There is no limit on the principal amount of each security you may lose if the final Index value decreases significantly below initial Index value, and you may receive no return on your investment, other than any interest payments.

     You can review a table of the historical settlement values of the Index for each calendar quarter in the period from January 1, 2001 through June 23, 2006 and a related graph in this pricing supplement under “Description of Securities—Historical Index Information” and “—Historical Index Graph.”

Interest Payments on the Securities

     The interest rate for the securities being offered by this pricing supplement for each interest payment period during the term of the securities will be the rate determined as of the applicable interest determination date pursuant to the following formula:

CPIt —CPI t-12
Interest Rate	=
CPIt-12

where:

CPIt	=	CPI for the applicable reference month, as published on Bloomberg CPURNSA; and
CPIt-12	=	CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA

     Provided below are historical levels of the CPI as reported by the BLS for the period from October 1999 to May 2006. Also, provided below are the hypothetical interest rates for the period from January 2001 to August 2006 that would have resulted from the historical levels of the CPI presented below. We obtained the historical information included below from Bloomberg Financial Markets and we believe such information to be accurate.

	Historical Levels of CPI								Hypothetical Interest Rates Based on Historical CPI Levels
	1999	2000	2001	2002	2003	2004	2005	2006	2001	2002	2003	2004	2005	2006

January		168.8	175.1	177.1	181.7	185.2	190.7	198.3	3.448%	2.126%	2.026%	2.041%	3.189%	4.348%
February		169.8	175.8	177.8	183.1	186.2	191.8	198.7	3.446%	1.895%	2.198%	1.765%	3.523%	3.455%
March		171.2	176.2	178.8	184.2	187.4	193.3	199.8	3.387%	1.552%	2.377%	1.879%	3.256%	3.416%
April		171.3	176.9	179.8	183.8	188.0	194.6	201.5	3.732%	1.142%	2.597%	1.926%	2.970%	3.985%
May		171.5	177.7	179.8	183.5	189.1	194.4	202.5	3.534%	1.138%	2.981%	1.693%	3.008%	3.597%
June		172.4	178.0	179.9	183.7	189.7	194.5		2.921%	1.476%	3.020%	1.737%	3.148%	3.363%
July		172.8	177.5	180.1	183.9	189.4	195.4		3.269%	1.639%	2.225%	2.285%	3.511%	3.546%
August		172.8	177.5	180.7	184.6	189.5	196.4		3.615%	1.182%	2.058%	3.052%	2.803%	4.167%
September		173.7	178.3	181.0	185.2	189.9	198.8		3.248%	1.067%	2.112%	3.266%	2.530%
October	168.2	174.0	177.7	181.3	185.0	190.9	199.2		2.720%	1.465%	2.110%	2.991%	3.168%
November	168.3	174.1	177.4	181.3	184.5	191.0	197.6		2.720%	1.803%	2.158%	2.654%	3.641%
December	168.3	174.0	176.7	180.9	184.3	190.3	196.8		2.648%	1.514%	2.320%	2.538%	4.687%

     For example, the hypothetical interest rate payable on the securities for the February 2003 interest payment period would have been 2.198% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

CPIt	=	181.3, which is equal to the CPI level for November 2002, which as the third calendar month prior to the interest reset date of February 2003, would be the reference month; and

CPIt-12	=	177.4, which is equal to the CPI level for November 2001, the twelfth calendar month prior to the reference month for the interest reset date of February 2003,

181.3 —177.4
as follows:	2.198%	=
177.4

     The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates above are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the securities. However, the CPI may not increase or decrease over the term of the securities in accordance with any of the trends depicted by the historical information in the table above, and the size and frequency of any fluctuations in the CPI level over the term of the securities, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. Furthermore, if the CPI for any month in successive years does not increase, which is likely to occur where there is little or no inflation, or in periods of deflation, investors will not receive any interest for the related interest payment period. As a result, the hypothetical interest rates depicted in the table above should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the securities.

RISK FACTORS

     The securities are not secured debt and do not guarantee any return of principal at maturity. This section describes the most significant risks relating to the securities. You should carefully consider whether the securities are suited to your particular circumstances before you decide to purchase them.

The securities are not ordinary senior securities — no guaranteed return of principal	The terms of the securities differ from those of ordinary debt securities in that we will not pay you a fixed amount at maturity. Our payout to you on the maturity date of the securities will be an amount in cash based on the changes, whether positive or negative, in the value of the Index. If the final Index value is equal to, or less than, the initial Index value, you will receive an amount of cash that may be significantly less than the principal amount of securities you hold and could be zero.

The interest rate on the securities may be below the rate otherwise payable on debt securities issued by us with similar maturities	We will pay interest on the principal amount of each security at a rate linked to year over year changes in the Consumer Price Index, or CPI. Unless there are significant increases in the CPI, the interest rate is likely to be lower than the interest rate that we would pay on securities where the coupon is not linked to changes in inflation maturing at the same time as the securities.

In periods of little or no inflation, the securities will not pay interest

Interest payable on the securities is linked to year-over-year changes in the level of the CPI, as determined each month.

If there are no changes or only decreases in the monthly CPI measured year over year, which is likely to occur when there is little or no inflation, or in periods of deflation, the interest rate for the relevant month will be zero.

Commodity prices can be volatile	Investments, such as the securities, linked to indices that track the prices of commodities, are considered speculative, and prices of commodities and related futures contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts. These factors may affect the Index value and of your securities in varying ways, and different factors may cause the value of different commodities underlying the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The securities will not be listed	The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Our affiliate, Morgan Stanley and Co. Incorporated, which we refer to as MS & Co., currently intends to act as a market maker for the securities but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the securities easily. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the securities.

Market price of the securities will be influenced by many unpredictable factors	Several factors, some of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market, including:

  the value of the Index at any time,
  the volatility (frequency and magnitude of changes in value) of the commodities underlying the Index, the rate of inflation as measured by the CPI,
  the volatility of the CPI,
  trends of supply and demand for each of the commodities underlying the Index, interest and yield rates in the market,
  geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the commodities underlying the Index or commodities markets generally and that may affect the final Index value or the rate of inflation, the time remaining to the maturity of the securities, and
  our creditworthiness.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the principal amount if at the time of sale the value of the Index is at, below or not sufficiently above the initial Index value, if market interest rates rise or if the rate of inflation decreases.

You cannot predict the future performance of the Index or of inflation based on their historical performance. We cannot guarantee that the final Index value will be greater than the initial Index value so that you will receive at maturity an amount in excess of the principal amount of the securities or that the rate of inflation for the same month in successive years will increase so that you receive an interest payment in respect of that increase.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices	Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase securities in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the projected profit included in the cost of hedging our obligations under the securities. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Higher future prices of the Index commodities relative to their current prices may decrease the amount payable at maturity	The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Index have historically traded in

“contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity.

Adjustments to the Index could adversely affect the value of the securities

Dow Jones & Company, Inc., or Dow Jones, in conjunction with AIG Financial Products Corp., or AIG-FP, is responsible for calculating, maintaining and publishing the Index. Dow Jones and AIG-FP can add, delete or substitute the contracts underlying the Index or make other methodological changes that could change the index value. Dow Jones and AIG-FP may discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the securities.

Dow Jones and AIG-FP may discontinue or suspend calculation or publication of the Index at any time. In these circumstances, Morgan Stanley Capital Services Inc., which we refer to as MSCS, as calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index. MSCS could have an economic interest that is different than that of investors in the securities insofar as, for example, MSCS is not precluded from considering indices that are calculated and published by MSCS or any of its affiliates.

Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the securities	The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the index value and, therefore, the value of the securities.

Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future	There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the securities. Accordingly, the amount of interest, if any, payable on the securities, and therefore the value of the securities, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the securities and that substitution may adversely affect the value of the securities.

The historical levels of the CPI are not an indication of the future levels of the CPI

You can review a table of monthly historical CPI levels for the period October 1999 to May 2006 in the hypothetical examples beginning on PS-9.

The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the securities. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control. Such changes may be significant.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the securities.

As calculation agent, MSCS has determined the initial Index value and will calculate the interest payable on the securities, if any, the final Index value and the payment at maturity, including the supplemental redemption amount, if any. Determinations made by MSCS, in its capacity as calculation agent, may affect the amount payable to you at maturity. See the sections of this pricing supplement called “Description of Securities—Payment Upon Exchange” and “—Alternate Exchange Calculation in Case of an Event of Default.”

Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the securities	MSCS and other affiliates of ours have carried out and will continue to carry out hedging activities related to the securities (and possibly to other instruments linked to the Index), including trading in swaps, options, forward contracts or futures contracts on the Index and on the commodities underlying the Index. [MS to confirm] MSCS and some of our other subsidiaries also trade in financial instruments related to the Index or the prices of the commodities or contracts underlying the Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities as of the date of this pricing supplement could potentially have increased the initial Index value and, therefore, the index value at which the Index must close before you would receive at maturity, an amount in cash worth as much as or more than the principal amount of the securities. Additionally, such hedging or trading activities during the term of the securities, could potentially affect the value of the Index, and, accordingly, the amount of cash you will receive upon a sale of the securities or at maturity.

Because the characterization of the securities for U.S. federal income tax purposes is uncertain, the material U.S. federal income tax consequences of an investment in the securities are uncertain

You should also consider the U.S. federal tax consequences of investing in the securities. There is no direct legal authority as to the proper tax treatment of the securities, and consequently our counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Therefore, significant aspects of the tax treatment of the securities are uncertain. Pursuant to the terms of the securities, you have agreed with us to treat a security as a unit consisting of (i) a financial contract, pursuant to which you agree to pay a certain amount to us at maturity or upon acceleration in exchange for a cash payment that is based substantially upon the performance of the Index, and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the financial contract, as described in “Description of Securities —United States Federal Income Taxation—General.” Under this treatment, the deposit will be subject to the “original issue discount” rules and a U.S. taxable investor will be subject to annual income tax on an amount greater than the cash coupon actually paid, if any, on the securities. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the securities, the timing and character of income on the securities may differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the section “Description of Securities—United States Federal Income Taxation.”

If you are a foreign investor, please read the section of this pricing supplement called “Description of Securities—United States Federal Income Taxation—Non-U.S. Holders” for a discussion of the withholding tax consequences of an investment in the securities.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF SECURITIES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Securities” refers to each $1,000 principal amount of any of our Inflation-Coupon/Commodity-Linked Securities due December 30, 2008, Based on the Performance of the Dow Jones–AIG Commodity IndexSM. In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$1,024,000

Original Issue Date (Settlement Date )	July 6, 2006

Maturity Date	December 30, 2008

Specified Currency	U.S. dollars

CUSIP Number	61746SCS6

Minimum Denominations	$1,000

Issue Price	$1,000 (100%)

Interest Rate	The Interest Rate for each Interest Payment Period during the term of the Securities will be the rate determined as of the Interest Determination Date pursuant to the following formula:

CPIt —CPI t-12
Interest Rate	=
CPIt-12

In no case will the Interest Rate for the Securities for any monthly Interest Payment Period be less than the Minimum Interest Rate. The amount of interest payable on the Securities on each Interest Payment Date will be calculated on an actual/actual day count basis.

Interest Payment Dates	The 30th day of each month (except for February, which shall be the 28th), beginning July 2006 to and including the Maturity Date, provided that if any such day is not a Business Day, such interest payment will be made on the next succeeding Business Day; provided further that no adjustment will be made to any interest payment made on that succeeding Business Day.

Minimum Interest Rate	0.00%

Interest Payment Period	Monthly

Interest Reset Dates	The 30th day of each month (except for February, which shall be the 28th), beginning June 30, 2006.

Interest Determination Dates	Each Interest Reset Date

Interest Reset Period	Monthly

Consumer Price Index or CPI	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”), and published on Bloomberg CPURNSA or any successor service.

In this “Description of Securities,” references to the CPI will include any Substitute Index, unless the context requires otherwise.

CPIt

CPI for the applicable Reference Month, as published on Bloomberg CPURNSA and reported in the second calendar month prior to the applicable Interest Determination Date.

If by 3:00 p.m. on any Interest Determination Date the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, the Calculation Agent will determine the CPI as reported by the BLS for such month using such other source as on its face appears to accurately set forth the CPI as reported by the BLS.

CPIt-12

CPI for the twelfth month prior to the applicable Reference Month, as published on Bloomberg CPURNSA, or the applicable alternate source as described under “—CPIt ” above and reported in the calendar month following such month.

In calculating CPIt and CPI t-12, the Calculation Agent will use the most recently available value of the CPI determined as described above on the applicable Interest Determination Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent on any Interest Determination Date to determine the Interest Rate on the Securities (an “initial CPI”) is subsequently revised by the BLS, the Calculation Agent will continue to use the initial CPI, and the Interest Rate determined on such Interest Determination Date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the Securities will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

Reference Month	The third calendar month prior to the month of the applicable Interest Determination Date.

Discontinuance of the Consumer Price Index;
Alternation of Method of Interest Rate
Calculation	If, while the Securities are outstanding, the CPI is discontinued or substantially altered, as determined by the Calculation Agent in its sole discretion, the Calculation Agent will determine the Interest Rate on the Securities by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the Calculation Agent in accordance with general market practice at the time (such index being referred to herein as a “Substitute Index”).

Maturity Redemption Amount	At maturity, upon delivery of the Securities to the Trustee, we will pay with respect to the $1,000 principal amount of each Security, an amount in cash equal to:

(a) if the Final Index Value is greater than the Initial Index Value, $1,000 plus Supplemental Redemption Amount; or

(b) if the Final Index Value is equal to, or less than, the Initial Index Value, $1,000 times the Index Percentage Remainder. In this case, the Maturity Redemption Amount may be significantly less than the principal amount of the Security and could be zero.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 principal amount of each Security, on or prior to 10:30 a.m. on the Trading Day preceding the Maturity Date (but if such Trading Day is not a Business Day, prior to the close of business on the Business Day preceding the Maturity Date), and (ii) deliver the aggregate cash amount due with respect to the Securities to the Trustee for delivery to DTC, as holder of the Securities, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Security or Certificated Security” below, and see “Form of Securities—The Depositary” in the accompanying prospectus.

Supplemental Redemption Amount	The Supplemental Redemption Amount will equal: $1,000 times the Index Percentage Increase The Calculation Agent will calculate the Supplemental Redemption Amount on the Valuation Date.

Index Percentage Increase

The Index Percentage Increase is a fraction, the numerator of which will be the Final Index Value minus the Initial Index Value and the denominator of which will be the Initial Index Value. The Index Percentage Increase is described by the following formula, and will be determined on the Valuation Date:

(Final Index Value - Initial Index Value)
 Initial Index Value

Index Percentage Remainder

The Index Percentage Remainder is a fraction, the numerator of which will be the Final Index Value and the denominator of which will be the Initial Index Value. The Index Percentage Remainder is described by the following formula, and will be determined on the Valuation Date:

Final Index Value
Initial Index Value

Initial Index Value	166.766, the Index Value on June 23, 2006, the day we priced the Securities for initial sale to the public.

Final Index Value	The Index Value on the Valuation Date.

Index Value

The Index Value on any Index Business Day will equal the designated settlement value of the Index or any Successor Index (as defined under “—Discontinuance of the Index; Alteration of Method of Calculation”) for such Index Business Day, as displayed on Reuters page AIGCI1 or any successor page. In certain circumstances, the Index Value will be based on the alternate calculation of the Index described under “Discontinuance of the Index; Alteration of Method of Calculation.”

If a Market Disruption Event relating to the Index or one or more of the commodities contracts underlying the Index (each an “index contract”) occurs on the Valuation Date, the Calculation Agent will calculate the Index Value using a price (i) for each index contract that did not suffer a Market Disruption Event on such date, the settlement price of such index contract on such date and (ii) for each index contract that did suffer a Market Disruption Event on such date, the settlement price of such index contract on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to such index contract; provided that, if a Market Disruption Event occurs with respect to such index contract on each of the three Trading Days immediately succeeding the Valuation Date, the Calculation Agent will use a price for such index contract equal to the arithmetic mean, as determined by the Calculation Agent on the fourth Trading Day immediately succeeding the Valuation Date, of the prices of such index contract determined by at least three independent leading dealers, selected by the Calculation Agent, in the underlying market for such index contract, taking into consideration the latest available quote for such index contract and any other information in good faith deemed relevant by such dealers. Quotes of MSCS or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained. In the event prices from at least three dealers are not obtained, the Calculation Agent will make a good faith estimate of the price of the relevant index contract and, using that price, determine the Index Value. In calculating the Index Value in the circumstances described in this paragraph, the Calculation Agent shall use the formula for calculating the Index last in effect prior to such discontinuance.

Valuation Date	December 18 2008, seven (7) Business Days prior to the Maturity Date.

Trading Day	A day, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange.

Index Business Day	Any day on which the sum of the CIPs (as defined under “—The Index—Determination of Relative Weightings” below) for those Index Commodities that are open for trading is greater than 50%. For the purposes of this definition, the CIPs used during any calendar year are those calculated in June or July of the preceding year and applied on the CIM Determination Date (as defined under “—The Index—Commodity Index Multipliers” below) for that year; provided, however, that on any day during such calendar year falling prior to or on the CIM Determination Date, the preceding year’s CIP will be used for purposes of determining the existence of an Index Business Day. See “ – The Index” below.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Book Entry Security or Certificated Security	Book Entry. The Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Securities. Your beneficial interest in the Securities will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Securities, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry securities, please read “Form of Securities—The Depositary” and “Securities Offered on a Global Basis Through the Depositary in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Alternate Exchange Calculation in Case of an Event of Default

In case an event of default with respect to the Securities shall have occurred and be continuing, the amount declared due and payable for each Security upon any acceleration of the Securities will equal the amount payable to you under “Maturity Redemption Payment” calculated as though the date of acceleration were the Valuation Date (the “Acceleration Amount”).

If the maturity of the Securities is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Securities as promptly as possible and in no event later than two Business Days after the date of acceleration.

Calculation Agent

Morgan Stanley Capital Services Inc. (“MSCS”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Interest Rate, the Initial Index Value, the Final Index Value, the Index Percentage Increase, the Supplemental Redemption Amount, if any, and the Maturity Redemption Amount will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Securities will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Securities, including with respect to certain determinations and judgments that the Calculation Agent has made and will make in determining the Initial Index Value, the Final Index Value, the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. See “—Market Disruption Event” below and “Discontinuance of the Index; Alteration of Method of Calculation” below. MSCS is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event	(i) A material limitation, suspension or disruption of trading in one or more of the futures contracts included in the Index, (ii) the settlement price for any futures contract in the Index is a “limit price” or (iii) the exchange on which any futures contract included in the Index trades fails to report or publish a settlement price for such futures contract.

Relevant Exchange	Relevant Exchange means the primary exchange or market of trading for any contract or commodity then included in the Index or any Successor Index.

The Index

The Dow Jones – AIG Commodity IndexSM, published by Dow Jones and appearing on Reuters Page “AIGCI1”. We have derived all information contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Dow Jones and AIG Financial Products Corp., or AIG-FP. The Index was designed by Dow Jones and AIG-FP and is calculated, maintained and published by Dow Jones, in conjunction with AIG-FP. We make no representation or warranty as to the accuracy or completeness of such information.

The Index reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index. The value of the Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Index.

Overview

The Index was introduced in July 1998 to provide a unique, diversified and liquid benchmark for commodities as an asset class. The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities included in the Index for 2006 are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Index is a proprietary index that Dow Jones and AIG-FP developed and that Dow Jones, in conjunction with AIG-FP, calculates. The methodology for determining the composition and weighting of the Index and for calculating its value is subject to modification by Dow Jones and AIG-FP at any time.

The Dow Jones-AIG Commodity Index Oversight Committee

Dow Jones and AIG-FP have established the Dow Jones-AIG Commodity Index Oversight Committee (the “Oversight Committee”) to assist them in connection with the operation of the Index. The Oversight Committee includes prominent members of the financial, academic and legal communities and meets annually to consider any changes to be made to the Index for the coming year. The Oversight Committee may also meet at such other times as may be necessary.

As described in more detail below, the Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June by AIG-FP. Following the Oversight Committee’s annual meeting in June or July, the annual weightings are publicly announced in July.

Composition of the Index

Commodities Available For Inclusion in the Index

With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the commodities with the potential for inclusion in the Index is the subject of a futures contract that trades on a U.S. exchange.

The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 commodities underlying the Index selected for 2006 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several LME contracts, where the Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Oversight Committee selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, the Oversight Committee selects the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the commodities included in the Index for 2006 are as follows:

Commodity	Designated Contract	Exchange	Target Weighting**

Aluminum	High Grade Primary Aluminum	LME	6.85%
Coffee	Coffee “C”	CSCE	2.93%
Copper*	High Grade Cooper	COMEX	5.88%
Corn	Corn	CBOT	5.87%
Cotton	Cotton	NYCE	3.16%
Crude Oil	Light, Sweet Crude Oil	NYMEX	12.78%
Gold	Gold	COMEX	6.22%
Heating Oil	Heating Oil	NYMEX	3.85%
Live Cattle	Live Cattle	CME	6.09%
Lean Hogs	Lean Hogs	CME	4.35%
Natural Gas	Henry Hub Natural Gas	NYMEX	12.32%
Nickel	Primary Nickel	LME	2.66%
Silver	Silver	COMEX	2.00%
Soybeans	Soybeans	CBOT	7.77%
Soybean Oil	Soybean Oil	CBOT	2.77%
Sugar	World Sugar No. 11	CSCE	2.97%
Unleaded	Reformulated Gasoline Blendstock
Gasoline	for Oxygen Blending***	NYMEX	4.05%
Wheat	Wheat	CBOT	4.77%
Zinc	Special High Grade Zinc	LME	2.70%

*	The Index uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.

**	The column in the above table titled “Target Weighting” reflects the target weightings as of January 2006 of the 19 commodities currently included in the Index.

***	On March 3, 2006, the Oversight Committee announced that the futures contract for Reformulated Gasoline Blendstock for Oxygen Blending (“RB”) would replace New York Harbour Unleaded Gasoline (“HU”) as the Designated contract for Unleaded Gasoline. For the purposes of calculating Index values, the RB contract will be treated as a continuation of the HU futures series which has been used in calculating the Index from inception. The July 2006 contract will be the first RB future included in the calculation of the Index, and the May 2006 contract was the last HU future included in the calculation of the Index. No changes to the commodity index multipliers will occur as a result of the change in the Designated Contract for Unleaded Gasoline.

In addition to the commodities set forth in the above table, lead, platinum and tin also are considered for inclusion in the Index.

The composition of the Index is recalculated by AIG-FP in June of each year, under the supervision of the Oversight Committee, taking in account the relative liquidity and production percentages for each commodity designated for potential inclusion in the Index.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Index are assigned to “Commodity Groups”. The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group	Commodity

Energy:	Crude Oil
Heating Oil
Natural Gas
Unleaded Gasoline
Precious Metals:	Gold
Platinum
Silver
Industrial Metals:	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock:	Live Cattle
Lean Hogs
Grains:	Corn
Soybeans
Wheat
Softs:	Cocoa
Coffee
Cotton
Sugar
Vegetable Oil:	Soybean Oil

Annual Reweightings and Rebalancings of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June by AIG-FP under the supervision of the Oversight Committee, announced in July and implemented the following January.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index (the “Index Commodities”) and their respective percentage weights.

The Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

  No related group of commodities designated as a
  “Commodity Group” (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Index.

  No single commodity may constitute more than 15% of the Index.

  No single commodity, together with its derivatives e.g., crude oil, together with heating oil and unleaded gasoline, may constitute more than 25% of the Index.

  No single commodity that is in the Index may constitute less than 2% of the Index.

  Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Towards the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement values on that date for Designated Contracts included in the Index, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The Index is calculated by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index Commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Index value to calculate the current Index value.

The Index is a Rolling Index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five Index Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The Index is, therefore, a “rolling index”.

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index will be adjusted in the event that AIG-FP determines that any of the following index calculation disruption events exists:

  the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day,

  the settlement value of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day's settlement value,

  the failure of an exchange to publish official settlement values for any futures contract used in the calculation of the Index, or with respect to any futures contract used in the calculation of the Index that trades on the LME, a business day on which the LME is not open for trading.

Discontinuance of the Index; Alteration of Method of Calculation	If, (i) following the Original Issue Date, Dow Jones ceases to publish the Index and neither AIG-FP nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts as in effect immediately prior to such cessation, then the Index Value will be calculated by the Calculation Agent in accordance with the formula used to calculate the Index and on the basis of the composition of the futures contracts of the Index on the last day on which the Index was published (the “Successor Index”); or (ii) Dow Jones changes its method of calculating the Index in any material respect, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made to the Index and calculate any Index Value in accordance with such adjustments.

Historical Index Information	The following table sets forth the published high, low and end of quarter settlement values for the Index for each calendar quarter from January 1, 2001 to June 23, 2006. The graph following the table sets forth the historical performance of the Index for the same period. The settlement value of the Index on June 23, 2006 was 166.766. We obtained the information in the table and graph from Bloomberg Financial Markets, without independent verification. In addition, the index values published by Bloomberg Financial Markets may differ from the Index Value as determined on the applicable Reuters page pursuant to “Index Value” above. We will not use Bloomberg Financial Markets to determine the Index Value on the Valuation Date. The historical settlement values of the Index should not be taken as an indication of future performance. We cannot give you any assurance that the Final Index Value will not be lower than the Initial Index Value, which would result in your receiving a Maturity Redemption Amount less than $1,000.

	High	Low	Period End

2001
First Quarter	115.550	105.372	105.372
Second Quarter	110.832	100.692	101.571
Third Quarter	104.613	93.885	95.107
Fourth Quarter	94.880	87.414	89.033
2002
First Quarter	99.588	87.366	99.588
Second Quarter	102.617	94.108	99.518
Third Quarter	106.985	96.860	106.294
Fourth Quarter	112.933	101.140	110.276
2003
First Quarter	125.049	111.198	113.171
Second Quarter	120.826	110.966	115.788
Third Quarter	121.322	114.021	120.898
Fourth Quarter	137.320	121.139	135.269
2004
First Quarter	151.691	136.818	150.837
Second Quarter	154.994	143.289	144.034
Third Quarter	179.069	140.991	153.175
Fourth Quarter	159.294	141.271	145.604
2005
First Quarter	165.246	142.180	162.094
Second Quarter	162.389	146.078	152.885
Third Quarter	179.069	154.107	178.249
Fourth Quarter	180.240	163.358	171.149
2006
First Quarter	174.224	158.780	165.194
Second Quarter (through
June 23, 2006)	187.628	164.723	166.766

Use of Proceeds and Hedging	The net proceeds we receive from the sale of the Securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Securities through one or more of our subsidiaries. The original issue price of the Securities includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Securities and the cost of hedging our obligations under the Securities. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the date we priced the Securities for initial sale to the public, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Securities by taking positions in the commodity contracts underlying the Index, in forward, futures or options contracts on the Index listed on major securities markets, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could potentially have increased the Initial Index Value, and, therefore, the level at which the Final Index Value must be before you would receive at maturity a payment that exceeds the principal amount of the Securities. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Securities by purchasing and selling the commodity contracts underlying the Index or futures or options contracts on the commodity contracts underlying the Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. We cannot give any assurance that our hedging activities will not affect the value of the Index and, therefore, adversely affect the Final Index Value or the payment that you will receive at maturity.

Supplemental Information Concerning Plan of Distribution

Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Securities set forth on the cover of this pricing supplement. The Agent proposes initially to offer the Securities directly to the public at the public offering price set forth on the cover page of this pricing supplement. The Agent may allow a concession not in excess of 2% per Security to other dealers, which may include Morgan Stanley & Co. International Limited and Bank Morgan Stanley AG. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Securities against payment therefor in New York, New York on July 6, 2006, which is the eighth scheduled Business Day following the date of this pricing supplement and of the pricing of the Securities. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Securities, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, the Agent may sell more Securities than it is obligated to purchase in connection with the offering, creating a naked short position in the Securities for its own account. The Agent must close out any naked short position by purchasing the Securities in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Securities in the open market to stabilize the price of the Securities. Any of these activities may raise or maintain the market price of the Securities above independent market levels or prevent or retard a decline in the market price of the Securities. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Securities. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Securities, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Securities or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Securities. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

License Agreement Between Dow Jones, AIG-FP
and Morgan Stanley

Dow Jones, AIG-FP and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley of the right to use the Index, which is published by Dow Jones, in connection with certain securities, including the Securities.

The license agreement between Dow Jones, AIG-FP and Morgan Stanley provides that the following language must be set forth in this Pricing Supplement:

The Securities are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, Inc. (“American International Group”), AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates to Morgan Stanley is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Morgan Stanley or the Securities. Dow Jones and AIG-FP have no obligation to take the needs of Morgan Stanley or the owners of the Securities into consideration in determining, composing or calculating the Index. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Securities customers, in connection with the administration, marketing or trading of the Securities. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Securities currently being issued by Morgan Stanley, but which may be similar to and competitive with the Securities. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones – AIG Commodity IndexSM – Total Return and the Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Index, and Securities.

The Pricing Supplement relates only to Securities and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the Securities should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in the Pricing Supplement regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the Securities. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND MORGAN STANLEY, OTHER THAN AMERICAN INTERNATIONAL GROUP.

“Dow Jones,” “AIG®” “Dow Jones AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, as the case may be, and have been licensed for use for certain purposes by Morgan

Stanley. The Securities are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Securities.

ERISA Matters for Pension Plans and Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co. and Morgan Stanley DW Inc. (formerly Dean Witter Reynolds Inc.) (“MSDWI”), may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Securities are acquired by or with the assets of a Plan with respect to which MS & Co., MSDWI or any of their affiliates is a service provider or other party in interest, unless the Securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

Because we may be considered a party in interest with respect to many Plans, the Securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan

Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14.

Purchasers of the Securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the Securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

United States Federal Income Taxation

The following summary is based on the advice of Davis Polk & Wardwell, our counsel (“Tax Counsel”), and is a general discussion of the principal potential U.S. federal income tax consequences to initial investors in the Securities purchasing the Securities at the Issue Price, who will hold the Securities as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the investor’s individual circumstances or to investors subject to special treatment under the U.S. federal income tax laws, such as:

  certain financial institutions;

  insurance companies;

  dealers in commodities, securities, or foreign currencies;

  investors holding the Securities as part of a hedge or any similar transaction;

  U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  regulated investment companies;

  real estate investment trusts;

  tax exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

  investors subject to the alternative minimum tax; and

  non-U.S. Holders for whom income or gain in respect of the Securities is effectively connected with a trade or business in the United States.

Additionally, except as pertains to the withholding tax described below under “—Non-U.S. Holders,” the effect of the U.S. federal tax laws, including the effect of the U.S. federal estate tax laws, on an investment in the Securities by non-U.S. investors is not discussed. As the law applicable to the U.S. federal income taxation of instruments such as the Securities is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. If you are considering purchasing the Securities, you are urged to consult your own tax advisors with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under any state, local or foreign taxing jurisdiction.

General

Pursuant to the terms of the Securities and subject to the discussion under “—Non-U.S. Holders” below, we and every investor in the Securities agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Security for all tax purposes as a unit consisting of (i) a financial contract (the “Financial Contract”) that requires an investor in a Security to pay a forward price (the “Forward Price,” as defined below) in exchange for the delivery by us of the Maturity Redemption Amount (which is based on the performance of the Index) in cash at maturity or upon acceleration (including an event of default); and (ii) a deposit with us of a fixed amount of cash, equal to the Issue Price, to secure the investor’s obligation under the Financial Contract (the “Deposit”), which Deposit (x) pays a cash coupon equal to the stated interest paid on the principal amount of a Security (the “Stated Interest”) and (y) based on our cost of borrowing, provides for a stated redemption price at maturity equal to $1,070.42 (assuming an issue price of $1,000). Under this characterization, the stated redemption price at maturity of the Deposit will exceed the Issue Price of a Security. Under applicable Treasury regulations, such excess will be treated as accrued on the Deposit in accordance with a constant yield method on a compounding basis. The Forward Price will equal the accreted amount of the stated redemption price plus accrued and unpaid Stated Interest, if any. Furthermore, based on our determination of the relative fair market values of the Financial Contract and the Deposit at the time of issuance of the Securities, we will allocate 100% of the Issue Price of the Securities to the Deposit and none to the Financial Contract. Our allocation of the Issue Price among the Financial Contract and the Deposit will be binding on a holder of the Securities, unless such holder timely and explicitly discloses to the IRS that its allocation is different from ours. The treatment of the Securities described above and our allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Securities or instruments similar to the Securities for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Securities.

Due to the absence of authorities that directly address instruments that are similar to the Securities, Tax Counsel is unable to render an opinion as to the proper U.S. federal income tax characterization of the Securities. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Securities are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization described herein. Accordingly, you are urged to consult your tax advisors regarding the U.S. federal tax consequences of an investment in the Securities (including alternative characterizations of the Securities) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment and the allocation described above.

U.S. Holders

As used herein, the term “U.S. Holder” means, for U.S. federal income tax purposes, a beneficial owner of a Security that is:

  a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Securities

Assuming the characterization of the Securities and the allocation of the Issue Price as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Stated Interest Payments and Original Issue Discount on the Securities. The Stated Interest payments on the Securities will be “qualified stated interest” for U.S. federal income tax purposes and will generally be taxable to a U.S. Holder as ordinary income at the time accrued or received in accordance with the U.S. Holder’s method of accounting. Upon acceleration, any accrued but unpaid Stated Interest treated as part of the Forward Price will generally be taxable to a holder even if no cash will be separately received by such holder on the Securities in respect of such accrued but unpaid Stated Interest.

As described above, under applicable Treasury regulations, the Deposit will be subject to the “original issue discount” (“OID”) rules and each U.S. Holder will, regardless of its method of accounting for U.S. federal income tax purposes, be required to include in income OID on the Deposit in accordance with a constant yield method based on a compounding of interest. Under these circumstances, the amount of income recognized by a U.S. Holder will be more than the Stated Interest paid, if any. U.S. Holders should refer to the discussion under “United States Federal Taxation—Tax Consequences to U.S. Holders—Securities—Discount Securities” in the accompanying prospectus supplement for a full description of the U.S. federal income tax consequences of ownership of an investment subject to the OID rules.

Based on our determination of our cost of borrowing, the Forward Price of a Security held to maturity (assuming an issue price of $1,000) will be $1,070.42, which will be applied toward the settlement of the Financial Contract.

The following table states the amount of OID that will be deemed to have accrued with respect to a Security during each accrual period (which accrual periods are computed using a day count convention of the actual number of days per accrual period and a 360 day year):

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER SECURITY)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER SECURITY) AS OF END OF ACCRUAL PERIOD

Original Issue Date through
July 30, 2006	$2.1542	$2.1542
July 31, 2006 through
August 30, 2006	$2.2365	$4.3907
August 31, 2006 through
September 30, 2006	$2.2475	$6.6382
October 1, 2006 through
October 30, 2006	$2.1856	$8.8238
October 31, 2006 through
November 30, 2006	$2.2692	$11.0929
December 1, 2006 through
December 30, 2006	$2.2067	$13.2997
December 31, 2006 through
January 30, 2007	$2.2911	$15.5907
January 31, 2007 through
February 28, 2007	$2.1538	$17.7445
March 1, 2007 through
March 30, 2007	$2.2382	$19.9827
March 31, 2007 through
April 30, 2007	$2.3238	$22.3065
May 1, 2007 through
May 30, 2007	$2.2598	$24.5664
May 31, 2007 through
June 30, 2007	$2.3462	$26.9126
July 1, 2006 through
July 30, 2007	$2.2817	$29.1943
July 31, 2007 through
August 30, 2007	2.3689	$31.5632
August 31, 2007 through
September 30, 2007	$2.3805	$33.9436
October 1, 2007 through
October 30, 2007	$2.3150	$36.2586
October 31, 2007 through
November 30, 2007	$2.4035	$38.6621
December 1, 2007 through
December 30, 2007	$2.3373	$40.9994
December 31, 2007 through
January 30, 2008	$2.4267	$43.4261
January 31, 2008 through
February 29, 2008	$2.3599	$45.7860
March 1, 2008 through
March 30, 2008	$2.3711	$48.1571
March 31, 2008 through
April 30, 2008	$2.4617	$50.6188
May 1, 2008 through
May 30, 2008	$2.3940	$53.0128
May 31, 2008 through
June 30, 2008	$2.4855	$55.4983
July 1, 2008 through
July 30, 2008	$2.4171	$57.9154
July 31, 2008 through
August 30, 2008	$2.5095	$60.4249
August 31, 2008 through
September 30, 2008	$2.5218	$62.9466
October 1, 2008 through
October 30, 2008	$2.4524	$65.3990

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER SECURITY)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER SECURITY) AS OF END OF ACCRUAL PERIOD

October 31, 2008 through
November 30, 2008	$2.5461	$67.9451
December 1, 2008 through
December 30, 2008	$2.4761	$70.4212

Tax Basis. Based on our determination set forth above, a U.S. Holder’s tax basis in the Financial Contract will be zero, and a U.S. Holder’s initial tax basis in the Deposit will be 100% of the Issue Price. The U.S. Holder’s tax basis in the Deposit will be subsequently increased by any OID accrued with respect thereto.

Settlement of the Financial Contract. Upon maturity or acceleration (a “Settlement Event”), a U.S. Holder would, pursuant to the Financial Contract, be deemed to have applied the Forward Price in exchange for the Maturity Redemption Amount in cash. Upon a Settlement Event, a U.S. Holder would recognize gain or loss with respect to the cash received (other than in respect of any Stated Interest which will be treated as discussed above under “—Stated Interest Payments and Original Issue Discount on the Securities”). The amount of such gain or loss would be the extent to which the amount of such cash received differs from the Forward Price applied to settlement of the Forward Contract. Any such gain or loss would generally be capital gain or loss, as the case may be.

Sale or Exchange of the Securities. Upon a sale or exchange of a Security prior to the maturity of the Security, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Security so sold or exchanged. Any such gain or loss would generally be capital gain or loss, as the case may be. Such U.S. Holder’s tax basis in the Securities would generally equal the U.S. Holder’s tax basis in the Deposit. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid Stated Interest payments or OID on the Deposit that has not previously been included as income, which would be taxed as described under “—Stated Interest Payments and Original Issue Discount on the Securities” above.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper characterization of the Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Security under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations applied to the Securities, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue interest income as original issue discount, subject to adjustments, at a “comparable yield” on the Issue Price. In addition, a U.S. Holder would recognize income upon maturity of the Securities to the extent that the cash received exceeds the adjusted issue price. Furthermore, any gain realized with respect to the Securities would generally be treated as ordinary income.

Even if the Contingent Debt Regulations do not apply to the Securities, other alternative federal income tax characterizations or treatments of the Securities are also possible, and if applied could also affect the timing and the character of the income or loss with respect to the Securities. It is possible, for example, that a Security could be treated as constituting an “open transaction” with the result that payments of Stated Interest on the Securities might not be accounted for separately as giving rise to income to U.S. Holders. Other alternative characterizations are also possible. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Securities.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. In addition, a U.S. Holder may be subject to information reporting in respect of the amounts paid to the U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Non-U.S. Holders

This section only applies to you if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means for U.S. federal income tax purposes, a beneficial owner of a Security that is:

  an individual who is classified as a nonresident alien;

  a foreign corporation; or

  a foreign trust or estate.

Tax Treatment of Stated Interest Payments on the Securities. Although you have agreed with us pursuant to the terms of the Securities to treat a Security as a unit consisting of a Financial Contract and a Deposit, significant aspects of the tax treatment of the Securities are uncertain. Accordingly, any Stated Interest payments to a Non-U.S. Holder will generally be withheld upon at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. In order to claim an exemption from or reduction in the 30% withholding tax, a Non-U.S. Holder must comply with certification requirements to establish that it is not a U.S. Person and is eligible for a reduction of or an exemption from withholding under the applicable tax treaty. If you are a prospective investor, you are urged to consult your own tax advisors regarding the tax treatment of the Securities, including the possibility of obtaining a refund of any withholding tax and the certification requirements described above.